October 25, 2016

VIA EDGAR CORRESPONDENCE

Ms. Alison White
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 392

Dear Ms. White,

We are writing in response to oral comments provided to Daphne Chisolm with respect to the registration statement (the "Registration Statement") filed by the Trust on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). On behalf of the Trust, we have set out below the SEC staff's comment on the Registration Statement, along with the Trust's responses to those comments.

Prospectus

1.	Comment: Please discuss whether the use of "Super" in the name of the Fund is promissory or misleading.
Response: We do not believe that the use of "Super" in the name of the Fund is promissory or misleading. The use of "Super" refers to the index methodology that seeks to isolate the highest dividend payers.

2.     Comment: Please complete the Fees and Expenses table.
Response: We have revised the disclosure consistent with this comment.

3.     Comment: Please disclose that portfolio turnover information is not available.
Response: We have revised the disclosure consistent with this comment.

    4.     Comment: Please confirm that the Fund will invest more than 80% of its assets in the securities of the Underlying Index.
Response: We have revised the disclosure consistent with this comment.

5.    Comment: Please consider revising the securities lending disclosure included in the "Principal Investment Strategies."
        Response: We have revised the disclosure consistent with this comment.

6.     Comment: Please confirm whether the the Fund, like the Index, will rebalance annually?
Response: The Fund anticipates rebalancing annually.

7.     Comment: Please consider adding small cap as a principal investment strategy.
Response: We believe that the current disclosure is consistent with the requirements of Form N-1A.

8.     Comment: Please add Consumer Discretionary, Energy, Materials and Telecommunications Services sector risks.
Response: We have revised the disclosure consistent with this comment.

9.	Comment: Please consider adding liquidity risk.
Response: We have revised the disclosure consistent with this comment.

10.     Comment: Please consider adding the words "junk bond" to the disclosure on high dividend yield stock risk.
Response: We believe that the current disclosure is consistent with the requirements of Form N-1A.

11.     Comment: Please consider adding additional disclosure regarding performance information.
Response: We believe that the current disclosure is consistent with the requirements of Form N-1A.

12.     Comment: Please remove "Other Important Information Regarding Fund Share."
Response: We have revised the disclosure consistent with this comment.

13.     Comment: Consider adding additional disclosure regarding european economic risk.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

14.     Comment: Please consider using IIV as an acronym for “indicative optimized portfolio value.”
Response: We have revised the disclosure consistent with this comment.

15.     Comment: Please consider adding additional disclosure regarding portfolio manager compensation.
Response: We believe that the current disclosure is consistent with the requirements of Form N-1A.

The Trust acknowledges that:

•It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

The Trust has included disclosures in accordance with the foregoing response in a post-effective amendment to the Trust's registration statement, which the Trust filed via EDGAR today. Please fell free to contact me at 980-265-2480 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel